Pricing Supplement (To the Prospectus, the Prospectus Supplement and the Product Prospectus Supplement, each dated September 14, 2021)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-259205 June 23, 2023
Royal Bank of Canada	$930,000 Phoenix Autocallable Notes with Memory Coupon Due July 10, 2024 Linked to the Energy Select Sector SPDR® Fund Senior Global Medium-Term Notes, Series I
•  The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) if (i) on any of the Observation Dates (other than the final Observation Date), the closing price of the Energy Select Sector SPDR® Fund (the “Reference Asset”) or (ii) with respect to the final Observation Date, the Final Price (as defined below) is at or above the Coupon Barrier (as defined below). Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Coupon for each Observation Date. Due to the memory feature described below, a Contingent Coupon that is not payable on a Coupon Payment Date may be paid on a subsequent Coupon Payment Date or at maturity.
•  Investors in the Notes should be willing to accept the risk of losing some or all of their principal, and the risk that no Contingent Coupon payment may be made with respect to some or all of the Observation Dates. Contingent Coupon payments should not be viewed as periodic interest payments.
•  The Notes are subject to automatic call if the closing price of the Reference Asset on any Observation Date (other than the final Observation Date) is at or above the Initial Price. If the Notes are not automatically called and the Final Price is below the Trigger Price (as defined below), investors will be fully exposed to the depreciation in the Reference Asset, and could lose all or a portion of the principal amount. Investors in the Notes should be willing to accept this risk of loss. All payments on the Notes are subject to our credit risk.
•  Senior unsecured obligations of Royal Bank of Canada maturing July 10, 2024.(a)
•  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•  The Notes priced on June 23, 2023 (the “Trade Date”), and we will issue the Notes on June 28, 2023 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	Energy Select Sector SPDR® Fund (Bloomberg symbol: “XLE”)
Observation Dates:	October 6, 2023, January 5, 2024, April 5, 2024 and July 5, 2024(a)
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupons and Memory Feature:
The Contingent Coupon will be paid on each Coupon Payment Date if (i) the closing price of the Reference Asset on the applicable Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price, is at or above the Coupon Barrier. If the Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date (or at maturity) on which the Contingent Coupon is payable, together with the payment otherwise due on that later date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on a subsequent date.

Contingent Coupon:	$25.00 per $1,000 in principal amount of the Notes, if payable.
Call Feature:
If the closing price of the Reference Asset on any Observation Date (other than the final Observation Date) is at or above the Initial Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date, together with any previously unpaid Contingent Coupons.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•        the Final Price is at or above the Trigger Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date  and any previously unpaid Contingent Coupons with respect to the prior Coupon Payment Dates; or
•        the Final Price is below the Trigger Price, then you will receive a cash amount equal to the principal amount x (1 + the Percentage Change).
In this case, you will have a loss of principal that is proportionate to the decline in the Final Price from the Initial Price, and you will lose some or all of your initial investment.

Percentage Change:	Final Price – Initial Price Initial Price
Initial Price:	$77.36, which was the closing price of the Reference Asset on the Trade Date.
Coupon Barrier and Trigger Price:	$52.45, which is 67.80% of the Initial Price (rounded to two decimal places).
Final Price:	The average of the closing prices of one share of the Reference Asset on each of the Valuation Dates.
Valuation Dates:	June 28, 2024, July 1, 2024, July 2, 2024, July 3, 2024 and the final Observation Date(a)
Maturity Date:	July 10, 2024(a)
CUSIP/ISIN:	78016NJU2 / US78016NJU28
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
Estimated Value:
The initial estimated value of the Notes as of the Trade Date was $983.65 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement, page S-2 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000.00	$10.00	$990.00
Total	$930,000	$9,300	$920,700
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Risk Factors” in the product prospectus supplement dated September 14, 2021, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm

Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm

Product Prospectus Supplement CCBN-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031212/brhc10028900_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Return on the Notes Assuming a Range of Performance for the Reference Asset?
The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity per $1,000 in principal amount of the Notes for a range of prices of the Reference Asset. The hypothetical payments and examples set forth below assume an Initial Price of $100.00, and a hypothetical Coupon Barrier and Trigger Price of $67.80, and reflect the Contingent Coupon of $25.00, if payable. The actual Initial Price, Coupon Barrier and Trigger Price are set forth on the cover page of this document.
The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Asset Price	Percentage Change in the Value of the Reference Asset at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Final Price (3)	Percentage Change at Final Observation Date	Payment at Maturity(2)	Return on the Notes(4)
$180.00	80.00%	$1,025.00	2.50%	$180.00	80.00%	$1,025.00	2.50%
$170.00	70.00%	$1,025.00	2.50%	$170.00	70.00%	$1,025.00	2.50%
$160.00	60.00%	$1,025.00	2.50%	$160.00	60.00%	$1,025.00	2.50%
$150.00	50.00%	$1,025.00	2.50%	$150.00	50.00%	$1,025.00	2.50%
$140.00	40.00%	$1,025.00	2.50%	$140.00	40.00%	$1,025.00	2.50%
$130.00	30.00%	$1,025.00	2.50%	$130.00	30.00%	$1,025.00	2.50%
$120.00	20.00%	$1,025.00	2.50%	$120.00	20.00%	$1,025.00	2.50%
$110.00	10.00%	$1,025.00	2.50%	$110.00	10.00%	$1,025.00	2.50%
$105.00	5.00%	$1,025.00	2.50%	$105.00	5.00%	$1,025.00	2.50%
$100.00	0.00%	$1,025.00	2.50%	$100.00	0.00%	$1,025.00	2.50%
$95.00	-5.00%	$25.00	2.50%	$95.00	-5.00%	$1,025.00	2.50%
$90.00	-10.00%	$25.00	2.50%	$90.00	-10.00%	$1,025.00	2.50%
$85.00	-15.00%	$25.00	2.50%	$85.00	-15.00%	$1,025.00	2.50%
$80.00	-20.00%	$25.00	2.50%	$80.00	-20.00%	$1,025.00	2.50%
$75.00	-25.00%	$25.00	2.50%	$75.00	-25.00%	$1,025.00	2.50%
$70.00	-30.00%	$25.00	2.50%	$70.00	-30.00%	$1,025.00	2.50%
$67.80	-32.20%	$25.00	2.50%	$67.80	-32.20%	$1,025.00	2.50%
$65.00	-35.00%	$0.00	0.00%	$65.00	-35.00%	$650.00	-35.00%
$60.00	-40.00%	$0.00	0.00%	$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$0.00	0.00%	$50.00	-50.00%	$500.00	-50.00%
$40.00	-60.00%	$0.00	0.00%	$40.00	-60.00%	$400.00	-60.00%
$30.00	-70.00%	$0.00	0.00%	$30.00	-70.00%	$300.00	-70.00%
$20.00	-80.00%	$0.00	0.00%	$20.00	-80.00%	$200.00	-80.00%
$10.00	-90.00%	$0.00	0.00%	$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	0.00%	$0.00	-100.00%	$0.00	-100.00%
 (1) The Notes will be automatically called if the closing price of one share of the Reference Asset on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date (i) if the closing price of one share of the Reference Asset on that Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price is greater than or equal to the Coupon Barrier. As set forth above, an unpaid Contingent Coupon may be payable on a subsequent Coupon Payment Date, or at maturity. This column does not reflect any previously unpaid Contingent Coupons that may be payable on a Coupon Payment Date or at maturity.
(3) The Final Price is equal to the arithmetic average of the closing prices of one share of the Reference Asset on each of the Valuation Dates.
(4) This column reflects only the hypothetical return received in respect of the payment on the maturity date. In addition to this payment, if the closing price of the Reference Asset is greater than or equal to the Coupon Barrier (but below the Initial Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons.

Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call

The following examples illustrate how the payments will be calculated.
Example 1: The closing price of the Reference Asset increases from the Initial Price of $100.00 to $110.00 on the first Observation Date.
Because the closing price of the Reference Asset on the first Observation Date is above the Initial Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,025.00 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 2.50% on the Notes. No further amount will be owed to you under the Notes.
Example 2: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to $55.00 on the first Observation Date (below the Coupon Barrier), $50.00 on the second Observation Date (below the Coupon Barrier), and increases to $120.00 on the third Observation Date.
The closing price of the Reference Asset on the first and second Observation Dates was below the Initial Price, so the Notes were not automatically called; in addition, the first two Contingent Coupons were not payable. Since the closing price of the Reference Asset on the third Observation Date is above the Initial Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,075.00 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the third Observation Date ($25.00), plus the Contingent Coupons that were not payable on the first two Coupon Payment Dates ($50.00). An investor’s return would be 7.50% on the Notes. No further amount will be owed to you under the Notes.
Example 3: The closing price of the Reference Asset decreases from the Initial Price, and is less than the Coupon Barrier on the first 3 Observation Dates, before increasing to a Final Price of $95.00 (above the Coupon Barrier and Trigger Price).
The closing prices of the Reference Asset on the first 3 Observation Dates were below the Initial Price, so the Notes were not automatically called; in addition, the first 3 Contingent Coupons were not payable. Since the Final Price is above the Trigger Price, at maturity, the investor receives a payment of $1,100.00 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the final Observation Date ($25.00), plus the three previously unpaid Contingent Coupon payments ($75.00). The investor’s return would be 10.00% over the approximately one year term of the Notes. No further amount will be owed to you under the Notes.
Example 4: The closing price of the Reference Asset decreases from the Initial Price, and is less than the Coupon Barrier on the first 3 Observation Dates, and the Final Price is $50.00 (below the Coupon Barrier and Trigger Price).
In this example, no Contingent Coupons were payable prior to maturity. At maturity, since the Final Price is below the Coupon Barrier and Trigger Price, the investor receives a payment of $500.00 per $1,000 in principal amount of the Notes, reflecting the full downside performance of the Reference Asset. The investor would incur a loss of 50% on the Notes. No further amount will be owed to you under the Notes.

Selected Purchase Considerations
•
Capped Appreciation Potential — The return potential of the Notes is limited to the Contingent Coupons and you will not participate in any appreciation in the price of the Reference Asset, which may be significant.

•
Potential Early Redemption as a Result of Automatic Call Feature — While the original term of the Notes is approximately one year, the Notes will be called before maturity if the closing price of the Reference Asset is at or above the Initial Price on the applicable Observation Date (other than the final Observation Date). In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date, plus any previously unpaid Contingent Coupons with respect to prior Observation Dates.

•
Contingent Protection Against Loss — If the Notes are not automatically called and the Final Price is at or above the Trigger Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon and any previously unpaid Contingent Coupons with respect to prior Observation Dates). If the Notes are not automatically called and the Final Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Price is less than the Initial Price. Under these circumstances, you will lose at least 32.20% of your principal amount at maturity and may lose up to your entire principal amount.

Selected Risk Considerations
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose All or a Portion of the Principal Amount at Maturity — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the Reference Asset below the Trigger Price and the Notes are not automatically called. You will lose 1% of the principal amount of the Notes for each 1% that the Final Price is less than the Initial Price if the Final Price is less than the Trigger Price.

•
The Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Asset is above the Trigger Price.

•
You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If (i) the closing price of the Reference Asset on an Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price, is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Asset is less than the Coupon Barrier on each of the Observation Dates (other than the final Observation Date) and the Final Price is less than the Coupon Barrier, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Contingent Coupon payments should not be viewed as periodic interest payments. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes. Notwithstanding the memory feature described above, there can be no assurance that any unpaid Contingent Coupon will become payable during the term of the Notes.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

•
The Notes Are Subject to Reinvestment Risk if the Notes Are Called — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the maturity date. In addition, for the avoidance of doubt, the fees and commissions described in this document will not be rebated or subject to amortization if the Notes are called.

•
The Payments on the Notes Are Subject to the Credit Risk of the Issuer — The Notes are our senior unsecured debt securities. As a result, all payments on the Notes are dependent upon our ability to repay our obligations at that time. This will be the case even if the price of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be on any payment date.
•
Owning the Notes Is Not the Same as Owning the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Asset would have. Further, you will not participate in any appreciation of the Reference Asset, which could be significant.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Other Adjustments — Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates, the Valuation Dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement and this pricing supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Asset on an Observation Date or a Valuation Date, see “Market Disruption Events on a Valuation  Date” below, and “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Trade Date — The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of ours may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the securities held by the Reference Asset;
•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Reference Asset
•
An Investment in the Notes Is Subject to Risks Associated with the Energy Sector —  All of the securities included in the XLE are issued by companies in the energy sector. As a result, the securities that will determine the performance of the XLE and the value of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities composing the XLE, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the energy sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

In addition, as of the date of this document, two companies held by the XLE represented more than 40% of the XLE’s holdings. Adverse changes in the prices of the shares of these companies would have a disproportionately adverse impact on the value of the Notes.
Companies engaged in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may also be at risk for environmental damage claims.
•
The Reference Asset and Its Underlying Index Are Different — The performance of the Reference Asset may not exactly replicate the performance of its underlying index, because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset or due to other circumstances. The Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

During periods of market volatility, securities held by the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity
•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The advisor of the Reference Asset is responsible for calculating and maintaining the Reference Asset. The advisor can add, delete or substitute the stocks comprising the Reference Asset. The advisor may make other methodological changes that could change the share price of the Reference Asset at any time. Any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The sponsor of the underlying index for the Reference Asset is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsor has no obligation of any sort with respect to the Notes. Thus, the index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the index sponsor.
•
We and Our Affiliates Do Not Have Any Affiliation with the Advisor and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with the Reference Asset's advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The advisor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the advisor or the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

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The Reference Asset Is Subject to Management Risks — The Reference Asset is subject to management risk, which is the risk that the advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the advisor may invest a portion of the Reference Asset's assets in securities not included in the relevant industry or sector but which the Advisor believes will help the Reference Asset track the relevant industry or sector.

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The Payments on the Notes Are Subject to Anti-dilution Adjustments — For certain corporate or organizational events affecting the Reference Asset, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the product prospectus supplement as necessary to achieve an equitable result.

Risks Relating to Conflicts of Interest
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The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities that it holds that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Asset or the issuers of the securities that it holds, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset and/or the issuers of the securities that it holds. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Asset and/or the securities that it holds. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Observation Dates or the Valuation Dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

Information Regarding the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Energy Select Sector SPDR® Fund (the "XLE") seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The XLE is composed of companies engaged in the oil, gas and consumable fuel, energy equipment and services industries. The XLE trades on the NYSE Arca under the ticker symbol “XLE.”
Eligibility Criteria for Index Components
The stocks included in each Select Sector Index are selected from the universe of companies represented by the S&P 500® Index. Standard & Poor’s Financial Services LLC (“S&P”) acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the Select Sector Indices together comprise all of the companies in the S&P 500® Index.
Index Maintenance
Each Select Sector Index was developed and is maintained in accordance with the following criteria:
◾	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.
◾
The eleven Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to at least one of the Select Sector Indices.

◾
Each constituent stock of the S&P 500® Index is assigned to a Select Sector Index based on the Global Industry Classification Sector (“GICS”) structure. Each Select Sector Index is made up of all the stocks in the applicable GICS sector.

◾
Each Select Sector Index is calculated by the Index Sponsor using a capped market capitalization methodology where single index constituents or defined groups of index constituents are confined to a maximum weight and the excess weight is distributed proportionally among the remaining index constituents. Each Select Sector Index is rebalanced from time to time to re-establish the proper weighting.

◾
For reweighting purposes, each Select Sector Index is rebalanced quarterly after the close of business on the third Friday of March, June, September and December using the following procedures: (1) The rebalancing reference date is the second Friday of March, June, September and December; (2) With prices reflected on the rebalancing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization methodology. Modifications are made as defined below.

i.
If any Component Stock has a weight greater than 24%, that Component Stock has its float-adjusted market capitalization weight capped at 23%. The 23% weight cap creates a 2% buffer to ensure that no Component Stock exceeds 25% as of the quarter-end diversification requirement date.

ii.	All excess weight is equally redistributed to all uncapped Component Stocks within the relevant Select Sector Index.

iii.
After this redistribution, if the float-adjusted market capitalization weight of any other Component Stock(s) then breaches 23%, the process is repeated iteratively until no Component Stocks breaches the 23% weight cap.

iv.	The sum of the Component Stocks with weights greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
v.
If the rule in step (iv) is breached, all the Component Stocks are ranked in descending order of their float-adjusted market capitalization weights and the first Component Stock that causes the 50% limit to be breached has its weight reduced to 4.5%.

vi.	This excess weight is equally redistributed to all Component Stocks with weights below 4.5%. This process is repeated iteratively until step (iv) is satisfied.
vii.
Index share amounts are assigned to each Component Stock to arrive at the weights calculated above. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each Component Stock at the rebalancing differs somewhat from these weights due to market movements.

viii.
If, on the second to last business day of March, June, September, or December a company has a weight greater than 24% or the sum of the companies with weights greater than 4.8% exceeds 50%, a secondary rebalancing will be triggered with the rebalancing effective date being after the close of the last business day of the month. This secondary rebalancing will use the closing prices as of the second to last business day of March, June, September, or December and membership, shares outstanding, and IWFs as of the rebalancing date.

At times, Component Stocks may be represented in the Select Sector Indices by multiple share class lines. Maximum weight capping is based on Component Stock float-adjusted market capitalization, with the weight of multiple class companies allocated proportionally to each share class line based on its float-adjusted market capitalization as of the rebalancing reference date. If no capping is required, both share classes remain in the Select Sector Index at their natural float-adjusted market capitalization.
Each Select Sector Index is calculated using the same methodology utilized by S&P Dow Jones Indices in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.
Calculation of the Underlying Index
Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.
A SPDR® Component Stock which has been assigned to one Select Sector Index may be determined to have undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that a SPDR® Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes after the initial dissemination of information on the sector change.
SPDR® Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.
Additional information regarding the calculation and composition of the underlying index, including the index methodology, may be found on S&P’s website. Information included in that website is not included or incorporated by reference into this document.

The graph below illustrates the performance of the Reference Asset from January 1, 2018 to June 23, 2023. The red horizontal line represents the Coupon Barrier and Trigger Price of $52.45, which is equal to 67.80% of the Initial Price of $77.36, rounded to two decimal places.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
We obtained the information regarding the historical performance of the Reference Asset in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Asset on any Observation Date or Valuation Date. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your principal amount.

Market Disruption Events on a Valuation Date
If a market disruption event occurs or is continuing on any scheduled Valuation Date other than the final Valuation Date, the price of the Reference Asset for that Valuation Date will equal the closing price of the Reference Asset on the next scheduled Valuation Date.  For example, if a market disruption event occurs or is continuing on the first and second scheduled Valuation Dates, but not on the third scheduled Valuation Date, then the closing price of the Reference Asset on the third scheduled Valuation Date will also be deemed to be the closing price of the Reference Asset on the first and second scheduled Valuation Dates.  If no further scheduled Valuation Dates occur after a Valuation Date on which a market disruption event occurs or is continuing or if a market disruption event occurs or is continuing on the final Valuation Date, then the closing price of the Reference Asset for that Valuation Date will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered to be commercially reasonable under the circumstances) by the calculation agent on that final Valuation Date, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing price of the Reference Asset that would have prevailed in the absence of the market disruption event.
Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
Delivery of the Notes will be made against payment for the Notes on June 28, 2023, which is more than two business days following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the initial estimated value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the initial estimated value for the Notes being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent, supersedes, the discussion in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our special U.S. tax counsel, Ashurst LLP, it would generally be reasonable to treat a Note with terms described herein as a callable pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (“IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Terms Incorporated in the Master Note
All of the terms appearing in the sections “Key Terms” (except the item captioned “Estimated Value”) “U.S. Federal Tax Consequences” and “Market Disruption Events on a Valuation Date” in this pricing supplement, and the applicable terms included in the product prospectus supplement, the Series I MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by the Depository Trust Company.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Issuer in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Issuer, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 14, 2021, which has been filed as Exhibit 5.3 to the Issuer’s Form 6-K filed with the SEC on September 14, 2021.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated September 14, 2021, which has been filed as Exhibit 5.4 to the Issuer’s Form 6-K dated September 14, 2021.